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                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                              Rockford Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                     77316P
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                                 (CUSIP Number)

                               Victoria L. Hodson
                              Rockford Corporation
                              546 S. Rockford Drive
                              Tempe, Arizona 85281
                                 480-967 - 3565
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 19, 2000
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
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CUSIP NO.  77316P                     13D                      PAGE 1 OF 4 PAGES


   1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Monument Investors Limited Partnership


   2     Check the Appropriate Box if a Member of a Group       (a)
         (See Instructions)                                     (b)


   3     SEC Use Only


   4     Source of Funds (See Instructions)

         OO


   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e)      [   ]


   6     Citizenship or Place of Organization          United States of America

                               7    Sole Voting Power
         Number of                  3,001,289
          Shares
       Beneficially            8    Shared Voting Power
         Owned by
           Each
         Reporting             9    Sole Dispositive Power
        Person With                 3,001,289

                              10    Shared Dispositive Power


  11     Aggregate Amount Beneficially Owned by Each Reporting Person  3,001,289



  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
         (See Instructions)


  13     Percent of Class Represented by Amount in Row (11)                40.3%


  14     Type of Reporting Person (See Instructions)                          PN

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SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

         This schedule 13D related to the common stock, $.01 per share par value ("Common Stock"), of Rockford Corporation ("Rockford"). The address of the principal executive offices of Rockford is :

                           546 S. Rockford Drive
                           Tempe, Arizona  85281

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)      Monument Investors Limited Partnership
                           Timothy C. Bartol, General Partner

         (b)      9200 Willow Pond Lane, Potomac, MD  20854

         (c) Monument Investors Limited Partnership is a family limited partnership which was created by John and Caroline Bartol and which holds assets contributed to it before John and Caroline Bartol's death.

         (d)      None.

         (e)      None.

         (f)      N/A

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Monument Investors Limited Partnership owns 3,001,289 shares of Rockford's Common Stock which was inherited by the Bartol children upon the death of their mother, Caroline S. Bartol. Mr. Timothy C. Bartol serves as general partner of Monument Investors Limited Partnership.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Monument Investors Limited Partnership holds the Common Stock described above as an investment. It expects that Rockford's Common Stock will continue to be eligible for trading on the NASDAQ National Market, and through its general partner, may make purchases of Rockford's Common Stock from time to time and may dispose of any or all of such shares held by it at any time following the expiration of a lock up period of 180 days after the initial public offering of Rockford's Common Stock (pursuant to the Lock Up Agreement described below). Monument Investors Limited Partnership does not have present plans nor contemplates any present proposals that would result in any of the transactions described in Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Monument Investors Limited Partnership ("Monument") owns 3,001,289 shares of Common Stock, representing 40.3% of the shares outstanding. The partnership, through its general partner Timothy C. Bartol, has sole power to vote and dispose of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Monument Investors Limited Partnership has signed a lock up agreement in connection with Rockford's initial public offering which restricts disposition of its shares of Rockford's Common Stock for a period of 180 days following the initial public offering of Rockford's Common Stock.


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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         (a) Lock Up Agreement, dated July 12, 1999, by and between Monument Investors Limited Partnership and Dain Rauscher Wessels.


                                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Date:    5-5-2000
                                                 -------------------------------


                                                 /s/ Timothy C. Bartol
                                                 -------------------------------
                                                 Timothy C. Bartol,
                                                 on behalf of Monument Investors
                                                 Limited Partnership

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